

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via Email
Janice R. Fukakusa
Chief Administrative Officer and
Chief Financial Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed November 29, 2012**
> **File No. 001-13928**

Dear Ms. Fukakusa:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant